Exhibit 10.1

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, dated as of December 16, 2005, by and between Insight Communications Company, Inc., a Delaware corporation (the “Company”), and Michael S. Willner (“Executive”).

W I T N E S S E T H:

WHEREAS, Executive has been employed by the Company since 1985 and currently serves as its President and Chief Executive Officer;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of July 28, 2005 (the “Merger Agreement”), between Insight Acquisition Corp. (“Acquisition Corp.”) and the Company, Acquisition Corp. will merge with and into the Company, with the Company as the surviving corporation (the “Merger”); and

WHEREAS, the Company desires that, from and after the date of Closing (as defined in the Merger Agreement and such date, the “Commencement Date”), Executive shall continue to serve in Executive’s current position, and Executive desires to continue such employment, upon the terms set forth herein.

NOW, THEREFORE, in consideration of the forgoing premises and the mutual covenants and promises contained herein, and for other good and valuable consideration, the Company and Executive hereby agree as follows:

1.             Agreement to Employ; No Conflicts.

Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to employ Executive, and Executive hereby accepts employment with the Company.  Executive represents that (a) Executive is entering into this Agreement voluntarily, and that Executive’s employment hereunder and compliance with the terms and conditions hereof will not conflict with or result in the breach by Executive of any agreement to which Executive is a party or by which Executive may be bound, (b) Executive has not violated, and in connection with Executive’s employment with the Company will not violate, any non-competition, non-solicitation or other similar covenant or agreement by which Executive is or may be bound, and (c) in connection with Executive’s employment by the Company, Executive will not use any confidential or proprietary information Executive may have obtained in connection with employment with any prior employer (other than the Company and its subsidiaries following the Commencement Date).

2.             Term; Position and Responsibilities.

(a)           Term.  This Agreement shall become effective upon, and is conditioned upon the occurrence of, the Commencement Date.  Unless Executive’s employment shall sooner terminate pursuant to Section 7, the Company shall employ Executive for a term commencing on the Commencement Date and ending on the third anniversary thereof (the “Initial Term”).  Effective upon the expiration of the Initial Term and of each Additional Term (as defined below), Executive’s employment hereunder shall be deemed to be automatically extended, upon the same terms and conditions, for an additional period of one year (each, an “Additional Term”), in each such case, commencing upon the expiration of the Initial Term or the then current Additional Term, as the case may be, unless, at least 120 days prior to the expiration of the Initial Term or such Additional Term, the Company or Executive, as the case may be, shall have notified the other party hereto in writing that such extension shall not take effect.  The period during which Executive is employed pursuant to this Agreement, including any extension thereof in accordance with the preceding sentence, shall be referred to as the “Employment Period.”  Notwithstanding anything to the contrary in this Section 2(a), no Additional Term shall commence after the date Executive reaches age 65.

(b)           Position and Responsibilities.  During the Employment Period, Executive shall serve as President and Chief Executive Officer of the Company; shall have such authority and responsibilities, and perform such duties, as are customarily assigned to individuals serving in those capacities at entities of the Company’s size and nature and consistent with such authority, responsibilities and duties assigned to Executive by the Company prior to the Commencement Date, and, subject to the control of the Board of Directors (the “Board”), shall have general supervision, direction and control of the business and officers of the corporation; and shall perform such other reasonable employment duties and have such other authority consistent with Executive’s titles and positions as the Board specifies from time to time.  During the Employment Period, Executive shall report directly and exclusively to the Board.  Executive shall devote all of Executive’s skill, knowledge and business time to the conscientious performance of such duties and responsibilities, except for vacation time as set forth in Section 6(b), absence for sickness or similar disability and time spent performing services for any charitable, religious or community organizations, so long as such services do not materially interfere with the performance of Executive’s duties hereunder.

3.             Base Salary.

As compensation for the services to be performed by Executive during the Employment Period, the Company shall pay Executive a base salary at an annualized rate of $698,500 payable in periodic installments in accordance with the Company’s regular payroll dates (but no less frequently than monthly).  The Compensation Committee of the Board (the “Committee”) shall review Executive’s base salary annually during the

Employment Period and, in its sole discretion, may increase such base salary from time to time.  The annual base salary payable to Executive under this Section 3, as the same may be increased from time to time, shall hereinafter be referred to as the “Base Salary.”

4.             Incentive Compensation.

(a)           Annual Cash Bonus.  During the Employment Period, Executive shall be entitled to an annual cash bonus opportunity for each of the Company’s fiscal years, subject to and based on the attainment by Executive and the Company of individual and financial performance targets to be determined by the Committee upon the recommendations of Executive and Sidney Knafel (the “Bonus Plan”).  For each fiscal year of the Company, Executive shall have a minimum cash bonus opportunity under the Bonus Plan of up to 50% of Executive’s Base Salary for such fiscal year.  Notwithstanding anything to the contrary contained in this Agreement or any Bonus Plan and except as set forth in Section 7(e)(i) or Section 7(e)(iii), Executive shall be entitled to receive a bonus for any given fiscal year pursuant to this Section 4(a) (and the Bonus Plan) only if Executive is employed on the last day of such fiscal year.  Bonuses, if any, to senior executives shall be paid no later than 2 ½ months after the end of the relevant fiscal year.

(b)           Management Bonus Pool.  During the Employment Period, in addition to the Annual Cash Bonus set forth in Section 4(a), Executive shall be entitled to participate in the Bonus Pool to be established as provided in the Securityholders Agreement to be entered into among the Company and its shareholders upon consummation of the Merger (the “Securityholders Agreement”) and shall be allocated and awarded such cash bonus opportunities as may be approved from time to time by the Committee and subject to the terms and provisions of such Bonus Pool.  Notwithstanding anything to the contrary contained in this Agreement or the Securityholders Agreement and except as set forth in Section 7(e)(i) or Section 7(e)(iii), Executive shall be entitled to receive a bonus pursuant to this Section 4(b) only if Executive is employed by the Company on the last day of the period to which such bonus relates.

(c)           Equity.  In connection with the Closing (as defined in the Merger Agreement), Executive shall become a party to the Exchange Agreement (as defined in the Merger Agreement) and, in connection therewith, shall acquire one or more shares of stock of the Company, which shall be issued pursuant to, and in accordance with, such Exchange Agreement and the Merger Agreement.  Executive shall also be entitled to receive a grant of Series E and Series F common stock of the Company as described in the Principal’s Agreement, dated as of July 28, 2005, as amended, among the Company, Sidney R. Knafel, Executive, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (the “Principal’s Agreement”).  The subscription agreements relating to the grants of such stock (and/or the related benefit plan) shall provide, among other matters, that (i) with respect to grants of Series F common stock and grants of Series E common stock with a Participation Level of $11.75 per share, 10% of the shares issued to Executive shall vest immediately upon issuance, 20% shall vest at the end of each of the four years following the Commencement Date, and the remaining 10% shall vest at the end of the fifth year the Commencement Date, subject, in each case, to Executive’s continued employment through the date of vesting, (ii) all unvested shares of Series E and Series F common stock issued to the Executive shall vest upon the consummation of a Sale of the Company (as defined in the relevant benefit plan document or subscription agreement) or in the event that Executive’s employment terminates due to Executive’s death or is terminated by the Company due to Executive’s Disability (as hereinafter defined), (iii) upon a termination of Executive’s employment by the Company without Cause (as hereinafter defined) or by the Executive for Good Reason (as hereinafter defined), (x) all of Executive’s unvested Series E common stock shall immediately vest and (y) a number of Executive’s unvested shares of Series F common stock equal to the amount, if any, by which one-half of the total number of shares of Executive’s vested and unvested Series F common stock exceeds the number of shares of Executive’s Series F common stock that had vested as of the date of such termination shall immediately vest and (iv) notwithstanding anything in this Agreement or in the applicable subscription agreements and/or related benefit plan to the contrary, under no circumstances will any of Executive’s vested shares be forfeited.  For purposes of this Section 4(c), “Disability” means the inability of Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last continuously through the final vesting date of the applicable shares.

5.             Employee Benefits.

During the Employment Period, Executive shall be entitled to participate in any tax-qualified defined contribution plan, all insurance programs, and all medical and other health benefit plans, in each case, maintained by the Company for its senior executives on terms and conditions set forth in such plans (as amended from time to time).

6.             Perquisites and Expenses.

(a)           General.  During the Employment Period, Executive shall be entitled to receive such perquisites as are generally provided by the Company from time to time to its senior executive officers under the then current policies and practices of the Company.

(b)           Vacation.  During the Employment Period, Executive shall be entitled to four weeks of paid vacation per calendar year, without carryover accumulation, which shall accrue in equal installments on a monthly basis.

(c)           Company Car.  During the Employment Period, the Company shall provide for the benefit of Executive an automobile that is commensurate with Executive’s titles and position hereunder and comparable to, and on terms no less favorable than, that provided over the last 12 months.  The type of automobile that shall be provided for Executive’s benefit shall be determined by Executive consistent with the preceding sentence, subject to approval by the Committee; provided that the cost to the Company shall be approved by the Committee.

7.             Termination of Employment.

(a)           Termination Due to Death or Disability.  In the event that Executive’s employment hereunder terminates due to Executive’s death or is terminated by the Company due to Executive’s Disability (as defined below), Executive shall be entitled to receive only the payments or benefits specified in Section 7(e)(iii).  For purposes of this Agreement, “Disability” shall have the meaning given to such term in the Company’s Long-Term Disability Plan.

(b)           Termination by the Company.  The Company may terminate Executive’s employment with the Company with or without Cause.  “Cause” shall mean (i) Executive’s failure to substantially perform Executive’s duties hereunder (other than any such failure due to Executive’s physical or mental illness), (ii) Executive’s engaging in misconduct that has caused or is reasonably expected to result in injury to the Company or any of its affiliates or any of their interests, (iii) Executive’s breach of fiduciary duty or fraud with respect to the Company or any of its affiliates, (iv) Executive’s conviction of, or entering a plea of guilty or nolo contendere to, a felony or other serious crime, and (v) Executive’s material breach of any of Executive’s obligations hereunder, under the Company’s Securityholders Agreement, under any other written agreement or covenant with the Company, or under any written policy, program or code of the Company; provided, however, that, with respect to Sections 7(b)(i), 7(b)(ii) and 7(b)(v) , the Company shall provide written notice to the Executive specifying in reasonable detail the circumstances claimed to constitute Cause and, if such circumstances may be corrected, such circumstances shall not constitute Cause unless and until the Executive fails to correct the circumstances set forth in the Company’s written notice within, with respect to Sections 7(b)(ii) or 7(b)(v), 30 days or, with respect to Section 7(b)(i), 60 days of receipt of such notice; provided further that, if the circumstances claimed to constitute Cause are not fully curable at the time such written notice is provided and such circumstances claimed to constitute Cause are the result of Executive’s mere ordinary negligence or unintentional failure, act or omission and were carried out (or omitted to be carried out) by the Executive in good faith, such circumstances shall not constitute Cause unless the Executive fails to correct the circumstances set forth in the Company’s written notice within the time period specified in the first proviso to this Section 7(b) to the extent such circumstances are then curable or if not fully curable, if the uncured circumstances have resulted or are reasonably expected to result in material injury to the

Company or any of its affiliates.  A termination for Cause shall include a determination by the Board following the termination of the Employment Period that circumstances existed during the Employment Period that would have justified a termination by the Company for Cause.

(c)           Termination by Executive.  Executive may terminate his employment with the Company with or without Good Reason.  A termination of employment by Executive for “Good Reason” shall mean a termination by Executive of Executive’s employment with the Company, by written notice to the Company specifying in reasonable detail the circumstances claimed to provide the basis for such termination, within 45 days following the date on which Executive has actual knowledge of the occurrence, without Executive’s consent, of any of the following events and the failure of the Company to correct the circumstances set forth in Executive’s written notice within 45 days of receipt of such notice: (i) the assignment to Executive of duties that are significantly different from, and that result in a substantial diminution of, the duties that Executive has or is to assume on the Commencement Date, (ii) a reduction in the rate of Executive’s Base Salary (other than in connection with an across the board reduction of the base salaries of the senior executives of the Company that results in an aggregate reduction in the rate of Executive’s Base Salary of no more than ten percent (10%) during the Employment Period), (iii) a material breach of this Agreement by the Company or (iv) the Company delivers to Executive notice of the Company’s intent not to renew this Agreement at the end of the Initial Term or at the end of any Additional Term in accordance with Section 2(a).  Executive agrees that a corporate reorganization by the Company and/or its affiliates pursuant to which the Company ceases to exist or Executive’s title is changed shall not constitute Good Reason hereunder so long as there is no material diminution or change in the nature of Executive’s duties described herein.

(d)           Notice of Termination.  Any termination of Executive’s employment by the Company pursuant to Section 7(a) or 7(b), or by Executive pursuant to Section 7(c), shall be communicated by a written Notice of Termination addressed to the other party to this Agreement.  A “Notice of Termination” shall mean a notice stating that Executive’s employment with the Company has been or will be terminated and the specific provisions of this Section 7 under which such termination is being effected.

(e)           Payments Upon Certain Terminations.

(i)            Termination Without Cause or For Good Reason.  In the event of a termination of Executive’s employment by the Company without Cause or a termination by Executive of Executive’s employment for Good Reason in either such case during the Employment Period, the Company shall pay to Executive (or, following Executive’s death, Executive’s beneficiaries) any accrued and unpaid Base Salary and vacation earned through the Date of Termination, plus, as liquidated damages in respect of claims based on provisions of this Agreement and provided that Executive executes and delivers a general release of all claims in substantially the form set forth as Exhibit A to this Agreement, which release shall not have been revoked,  (x) an amount, payable in one lump sum during the fiscal year after the Date of Termination on or about the same time as other senior executives receive their annual incentive bonus from the Company for the fiscal year of the Company that includes the Date of Termination, equal to the product of (A) Executive’s annual cash bonuses for the fiscal year which includes the Date of Termination as determined in accordance with Sections 4(a) and 4(b), and (B) a fraction, the numerator of which is equal to the number of days in such fiscal year that precede the Date of Termination and the denominator of which is equal to 365, plus, (y) continued payment of his Base Salary for the greater of the balance of the Initial Term or 12 months (the “Severance Period”), which shall be payable in installments on the Company’s regular payroll dates, plus, (z) a series of lump sum payments, payable each fiscal year of the Company beginning with the fiscal year of the Company after the Date of Termination and ending with the final lump sum payment in the fiscal year of the Company after the fiscal year that includes the last day of the Severance Period on or about the same time as other senior executives receive their annual incentive bonus from the Company for each applicable fiscal year of the Company, for each fiscal year (or part thereof) during the Severance Period, with the amount of such lump sum payment equal with respect to each fiscal year to the annual cash bonuses for each such fiscal year determined in accordance with Sections 4(a) and 4(b) as if Executive were employed through the end of the Severance Period except that Executive’s cash bonus opportunity shall be the same as the opportunity he had in the fiscal year prior to the fiscal year that includes the Date of Termination and the amount of such annual cash bonuses for each such fiscal year shall be determined as if performance targets with respect to each such fiscal year were satisfied to the same extent such performance targets were satisfied during the year prior to the year that includes the Executive’s Date of Termination (with any bonuses for any partial fiscal year in the Severance Period determined as equal to the product of (A) Executive’s annual cash bonuses for the applicable fiscal year determined as provided above in this subclause (z) of this Section 7(e)(i), and (B) a fraction, the numerator of which is equal to the number of days in such partial fiscal year after the Date of Termination and during the Severance Period, and the denominator of which is equal to 365); provided, however, that in the event such termination of employment occurs within one year following any Sale (as defined in the Securityholders Agreement), any payments to which Executive is entitled under this Section 7(e)(i) shall be payable in one lump sum on the seventh day after the Date of Termination, assuming, for purposes of subclause (x) of this Section 7(e)(i), that all performance targets for the year including the Date of Termination were satisfied and, for purposes of subclause (z) of this Section 7(e)(i), that the size of the management bonus pool was the same as immediately prior to the Sale.  Notwithstanding anything to the contrary contained herein, if the timing of any or all of the payments or the continued provision of any benefits under this Section 7(e) or any other provision of this Agreement are subject to the special timing rule contained in sections 409A(a)(2)(A)(i) and 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986 (as amended, the “Code”), such payments or provision that Executive would otherwise be entitled to receive during the first six months after termination of employment shall be accumulated and paid or provided on the first business day after the six month anniversary of termination of employment in a single lump sum or in such other manner as permitted under section 409A of the Code or the regulations thereunder without payment of any additional taxes thereunder.

(ii)           Continued Welfare Benefits.  If Executive’s employment shall terminate and Executive is entitled to receive continued payments of Executive’s Base Salary under Section 7(e)(i), the Company shall continue to provide to Executive until the earlier of the end of the Severance Period and December 31 of the second calendar year following the calendar year in which the Date of Termination occurred, the welfare benefits referred to in Section 5 to the extent permitted under applicable law and the plans governing such benefits.

(iii)          Termination Due to Death, Disability, or For Cause or Without Good Reason.  If Executive’s employment shall terminate due to Executive’s death or Disability or if the Company shall terminate Executive’s employment for Cause or Executive shall terminate Executive’s employment without Good Reason, in each case, during the Employment Period, the Company shall pay Executive (or, following Executive’s death, Executive’s beneficiaries), (y) any accrued and unpaid Base Salary and earned vacation through the Date of Termination, plus, if Executive’s employment shall terminate due to Executive’s death or Disability (z) an amount, payable in one lump sum 30 days after the Date of Termination, equal to the product of (A) Executive’s annual cash bonuses for the fiscal year which includes the Date of Termination determined as if all performance targets for such year had been satisfied and as if the Executive had been employed through the end of such fiscal year or the last day of the period to which the bonus relates, and (B) a fraction, the numerator of which is equal to the number of days in such fiscal year that precede the Date of Termination and the denominator of which is equal to 365.

(iv)          Effect of Termination on Other Plans and Programs.  In the event that Executive’s employment with the Company is terminated for any reason, Executive shall be entitled to receive all amounts payable and benefits accrued under any otherwise applicable plan, policy, program or practice of the Company in which Executive was a participant during Executive’s employment with the Company in accordance with the terms thereof, provided that Executive shall not be entitled to receive any payments or benefits under any such plan, policy, program or practice providing any bonus, severance or incentive compensation and the provisions of this Section 7(e) shall supersede the provisions of any such plan, policy, program or practice.

(v)           Effect of Termination on Company Car.  Except as provided below, Executive shall surrender on the Date of Termination the automobile provided for Executive’s benefit pursuant to Section 6(c); provided that to the extent Executive terminates employment without Good Reason, Executive shall surrender such automobile on his last day of employment with the Company.  If the Company terminates Executive’s employment without Cause or the Executive terminates employment for Good Reason, Executive may continue to use the automobile provided pursuant to Section 6(c) until the end of the Severance Period, at which time Executive shall surrender such automobile.

(vi)          Limitation on Benefits.  Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the payments and benefits provided for under this Agreement or any other agreement or arrangement between the Company and Executive (collectively, the “Payments”)  (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this Section 7(e)(vi), would be subject to the excise tax imposed by Section 4999 of the Code, then the Payments shall be payable either (i) in full or (ii) as to such lesser amount which would result in no portion of such Payments being subject to excise tax under Section 4999 of the Code; whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in Executive’s receipt on an after-tax basis, of the greatest amount of benefits under this Agreement, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.  Unless Executive and the Company otherwise agree in writing, any determination required under this Section shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes.  For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely in reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code.  The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section.  The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section. If any Payments would be reduced pursuant to the immediately preceding sentence but would not be so reduced if the stockholder approval requirements of section 280G(b)(5) of the Code are satisfied, the Company shall use its reasonable best efforts to cause such payments to be submitted for such approval prior to the event giving rise to such payments.  If the limitation set forth in this Section 7(e)(vi) is applied to reduce an amount payable to Executive, and the Internal Revenue Service successfully asserts that, despite the reduction, Executive has nonetheless received payments which are in excess of the maximum amount that could have been paid to Executive without being subjected to any excise tax, then, unless it would be unlawful for the Company to make such a loan or similar extension of credit to Executive, Executive may repay such excess amount to the Company as though such amount constitutes a loan to Executive made at the date of payment of such excess amount, bearing interest at 120% of the applicable federal rate (as determined under section 1274(d) of the Code in respect of such loan).

(f)            Date of Termination.  As used in this Agreement, the term “Date of Termination” shall mean (i) if Executive’s employment is terminated by Executive’s death, the date of Executive’s death, and (ii) if Executive’s employment is terminated for any other reason, the latest of the date on which Notice of Termination is given, the date of termination specified in such notice, and the date any applicable correction period ends.

(g)           Resignation upon Termination.  Effective as of any Date of Termination under this Section 7 or otherwise as of the date of Executive’s termination of employment with the Company, Executive shall resign, in writing, from all positions then held by Executive with the Company and its affiliates.

(h)           Cessation of Professional Activity.  Upon delivery of a Notice of Termination by any party the Company may relieve Executive of Executive’s responsibilities described in Section 2(b) and require Executive to immediately cease all professional activity on behalf of the Company.

8.             Restrictive Covenants.

(a)           Unauthorized Disclosure.  From the date hereof, and during any period of employment with the Company or any of its affiliates and following any termination thereof, without the prior written consent of the Board or its authorized representative, except to the extent required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, in which event, Executive shall use Executive’s best efforts to consult with the Board prior to responding to any such order or subpoena, and except as required in the performance of Executive’s duties hereunder, Executive shall not disclose any confidential or proprietary trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, manufacturing plans, management organization information (including but not limited to data and other information relating to members of the Board, the Company or any of its affiliates or to the management of the Company or any of its affiliates), operating policies or manuals, business plans, financial records, packaging design, marketing, sales or customer information, or other financial, commercial, business or technical information (a) relating to the Company or any of its affiliates or (b) that the Company or any of its affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of its affiliates (collectively, “Confidential Information”) to any third Person (as defined below) unless such Confidential Information has been previously disclosed to the public or is in the public domain (in each case, other than by reason of Executive’s breach of this Section 8(a)).

(b)           Non-Competition.  During the period commencing on the date hereof and ending on the last day of the Severance Period (the “Restriction Period”).  Executive shall not, except with the prior written consent of the Board, directly or indirectly, own any interest in, operate, join, control or participate as a partner, director, principal, officer, or agent of, enter into the employment of, act as a consultant to, or perform any services for any entity which has operations that compete in any material respect with the Company in any jurisdiction in which the Company or any of its subsidiaries is engaged, or in which any of the foregoing has documented plans to become engaged of which Executive has knowledge at the time of Executive’s termination of employment (the “Business”), except where (i) Executive’s interest or association with such entity does not in any way relate to the Business, and (ii) Executive and such company prior to Executive commencing any such employment certify in a notarized statement that the position satisfies the requirements of clause (i) above.  Notwithstanding anything herein to the contrary, the foregoing shall not prevent Executive from acquiring as an investment securities representing not more than two percent (2%) of the outstanding voting securities of any publicly held corporation.

(c)           Non-Solicitation of Employees.  During the Restriction Period, Executive shall not, directly or indirectly, for Executive’s own account or for the account of any other natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity (each, a “Person”) in any jurisdiction in which the Company or any of its affiliates has commenced or has made plans to commence operations during the Employment Period, (i) solicit for employment, employ or otherwise interfere with the relationship of the Company or any of its affiliates with any natural person throughout the world who is or was employed by or otherwise engaged to perform services for the Company or any of its affiliates at any time during the Employment Period (in the case of any such activity during such time) or during the twelve-month period preceding such solicitation, employment or interference (in the case of any such activity after the Date of Termination or otherwise as of the date of Executive’s termination of employment with the Company), other than any such solicitation or employment on behalf of the Company or any of its affiliates during the Employment Period, or (ii) induce any employee of the Company or any of its affiliates who is a member of management to engage in any activity which

Executive is prohibited from engaging in under any of paragraphs of this Section 8 or to terminate his or her employment with the Company.

(d)           Non-Solicitation of Customers or Suppliers.  During the Restriction Period, Executive shall not, directly or indirectly, for Executive’s own account or for the account of any other Person, in any jurisdiction in which the Company or any of its affiliates has commenced or made plans to commence operations, solicit or otherwise attempt to establish any business relationship of a nature that is competitive with the business or relationship of the Company or any of its affiliates with any Person throughout the world which is or was a customer, client, distributor, supplier or vendor of the Company or any of its affiliates at any time during the Employment Period (in the case of any such activity during such time) or during the twelve-month period preceding such solicitation (in the case of any such activity after the Date of Termination or otherwise as of the date of Executive’s termination of employment with the Company), other than any such solicitation or establishment on behalf of the Company or any of its affiliates during the Employment Period.

(e)           Return of Documents.  In the event of the termination of Executive’s employment for any reason, Executive shall deliver to the Company (a) all property of the Company and its affiliates then in Executive’s possession, and (b) all documents and data of any nature and in whatever medium of the Company and its affiliates, and Executive shall not take with Executive any such property, documents or data or any reproduction thereof, or any documents containing or pertaining to any Confidential Information.

9.             Injunctive Relief with Respect to Covenants; Certain Acknowledgments; Forfeiture.

(a)           Executive acknowledges and agrees that Executive will have a prominent role in the management of the business, and the development of the goodwill, of the Company and its affiliates, and has and will establish and develop relations and contacts with the principal customers and suppliers of the Company and its affiliates in the United States of America and the rest of the world, all of which constitute valuable goodwill of, and could be used by Executive to compete unfairly with, the Company and its affiliates and that (i) in the course of his employment with the Company, Executive will obtain confidential and proprietary information and trade secrets concerning the business and operations of the Company and its affiliates in the United States of America and the rest of the world that could be used to compete unfairly with the Company and its affiliates; (ii) the covenants and restrictions contained in Section 8 are intended to protect the legitimate interests of the Company and its affiliates in their respective goodwill, trade secrets and other confidential and proprietary information; and (iii) Executive desires to be bound by such covenants and restrictions.

(b)           Executive acknowledges and agrees that the covenants, obligations and agreements of Executive contained in Section 8 relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Company and its affiliates irreparable injury for which adequate remedies are not available at law.  Therefore, Executive agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Executive from committing any violation of such covenants, obligations or agreements.  These injunctive remedies are cumulative and in addition to any other rights and remedies the Company and its affiliates may have.

(c)           Executive agrees that in the event Executive breaches any provision of Section 8 hereof in any material respect following the Date of Termination, the Company shall provide written notice to the Executive specifying in reasonable detail the circumstances claimed to provide the basis for such breach and if the Executive fails to correct the circumstances set forth in the Company’s written notice within 30 days of receipt of such notice, in addition to any remedy at law or in equity, Executive shall (i) not be entitled to receive, if not already paid, the payments or benefits described in Section 7(e)(i) hereof (other than any accrued and unpaid Base Salary and vacation days earned as of the Date of Termination), and (ii) return to the Company any and all payments previously made the Company or any of its affiliates pursuant to Section 7(e)(i) within 15 days after written demand for such repayment is made to Executive by the Company; provided, however, that if the circumstances claimed to constitute the basis for such breach are not fully curable at the time such written notice is provided and such circumstances claimed to constitute the breach are the result of Executive’s mere ordinary negligence or unintentional failure, act or omission and were carried out (or omitted to be carried out) by the Executive in good faith, such circumstances shall not constitute a material breach for purposes of this paragraph unless the Executive fails to correct the circumstances set forth in the Company’s written notice within the 30-day time period to the extent such circumstances are then curable or if not fully curable, if the uncured circumstances have resulted or are reasonably expected to result in material injury to the Company or any of its affiliates.

10.           Entire Agreement.

This Agreement, the Securityholders Agreement, section 6.1 of the Principal’s Agreement, the right of Executive to indemnity under section 5.03 of the Merger Agreement, the rights of Executive under the Insight Communications Company, Inc. 1999 Equity Incentive Plan and any awards granted thereunder and the rights of Executive to benefit claims and accrued benefits under any employee pension and health or welfare benefit plan or payroll practice of the Company that is not specifically covered by this Agreement and that arose or are attributable to the period of employment prior to the Commencement Date constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all undertakings and agreements, whether oral or in writing, previously entered into by the parties with respect thereto.  All prior correspondence and proposals (including but not limited to summaries of proposed terms) and all prior offer letters, promises, representations, understandings, arrangements and agreements relating to such subject matter (including but not limited to those made to or with Executive by any other Person) are merged herein and superseded hereby.

11.           Indemnification.

The Company hereby agrees that it shall indemnify and hold harmless Executive to the fullest extent permitted by law from and against any and all liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of litigation (including attorneys’ fees), arising out of the employment of Executive hereunder, except to the extent arising out of or based upon the gross negligence or willful misconduct of Executive or a breach of any of Executive’s agreements, covenants or warranties hereunder with respect to which breach the Executive fails to correct the circumstances claimed by the Company to provide the basis for such breach within 30 days of Executive’s receipt of written notice from the Company specifying in reasonable detail such circumstances claimed to provide the basis for such breach; provided, however, that if the circumstances claimed to constitute the basis for such breach are not fully curable at the time such written notice is provided and such circumstances claimed to constitute the breach are the result of Executive’s mere ordinary negligence or unintentional failure, act or omission and were carried out (or omitted to be carried out) by the Executive in good faith, such circumstances shall not constitute a breach for purposes of this paragraph unless the Executive fails to correct the circumstances set forth in the Company’s written notice within the 30-day time period to the extent such circumstances are then curable or if not fully curable, if the uncured circumstances have resulted or are reasonably expected to result in material injury to the Company or any of its affiliates.  Costs and expenses incurred by Executive in defense of such litigation (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of (a) a written request for payment, (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought, and (c) an undertaking adequate under applicable law made by or on behalf of Executive to repay the amounts so paid if it shall ultimately be determined that Executive is not entitled to be indemnified by the Company under this Agreement, including but not limited to as a result of such exception.  The Company, on the one hand, and Executive, on the other hand, will consult in good faith with respect to the conduct of any such litigation, and Executive’s counsel shall be selected with the consent of the Company.  For the avoidance of doubt, the Company shall not pay, reimburse, or indemnify Executive from and against any liabilities, costs, claims and expenses of any nature relating to the negotiation of or, except as provided in Section 12(b), enforcement of or any dispute pertaining to the terms of this Agreement.

12.           Miscellaneous.

(a)           Binding Effect; Assignment.  This Agreement shall be binding on and inure to the benefit of the Company, and its successors and permitted assigns.  This Agreement shall also be binding on and inure to the benefit of Executive and Executive’s heirs, executors, administrators and legal representatives.  This Agreement shall not be assignable by any party hereto without the prior written consent of the other party hereto, except as provided pursuant to this Section 12(a).  The Company may effect such an assignment without prior written approval of Executive upon the transfer of all or substantially all of its business and/or assets (by whatever means).

(b)           Governing Law, etc.

(i)            This agreement shall be governed in all respects, including as to interpretation, substantive effect and enforceability, by the internal laws of the State of New York, without regard to conflicts of laws provisions thereof that would require application to the laws of another jurisdiction other than those that are mandatorily applicable.

(ii)           Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the breach, termination or validity of this Agreement, or the transactions contemplated by this Agreement.  Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12(b).

(iii)          In the event the Executive prevails in any contest by Executive to enforce his rights under this Agreement or another dispute pertaining to the terms of this Agreement commenced by either party, the Company shall pay, to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result.

(iv)          In the event that the Company refuses or otherwise fails to make a payment when due and it is ultimately decided by a court of competent jurisdiction that the Executive is entitled to such payment, such payment shall be increased to reflect an interest equivalent for the period of delay, compounded annually, equal to the rate of the Company’s revolving credit in effect during the period of non-payment.

(c)           Taxes.  The Company shall have the power to withhold, or require Executive to remit to the Company promptly upon notification of the amount due, an amount sufficient to satisfy the statutory minimum amount of all Federal, state, local and foreign withholding tax requirements with respect to any payment of cash, or issuance or delivery of any other property hereunder to Executive or any third party, and the Company may defer any such payment of cash or issuance or delivery of such other property until such requirements are satisfied.

(d)           Amendments; Waiver.  No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved by the Board or a Person authorized thereby and is agreed to in writing by Executive and, in the case of any such modification, waiver or discharge affecting the rights or obligations of the Company, is approved by the Board or a Person authorized thereby.  No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.

(e)           Severability.  In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

(f)            Blue Pencil.  Executive and the Company agree that the covenants contained in Section 8 hereof are reasonable covenants under the circumstances, and further agree that if, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

(g)           Notices.  Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing, (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested, (iii) deemed to have been received on the date of delivery or, if so mailed, on the third business day after the mailing thereof, and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

(A)          If to the Company, to it at:

Insight Communications Company, Inc.
810 Seventh Avenue
New York, NY 10019
Tel: (917) 286-2300
Fax: (917) 286-2301
Attention: General Counsel

(B)           If to Executive, to Executive him at Executive’s residential address as currently on file with the Company.

Copies of any notices or other communications given under this Agreement shall also be given to:

The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, DC 20004
Tel: (202) 729-5626
Fax: (202) 347-1818
Attention: William E. Kennard

and to:

Debevoise & Plimpton
919 Third Avenue
New York, New York 10022
Tel: (212) 909-6000
Fax: (212) 909-6836
Attention: Jeffrey J. Rosen, Esq.

(h)           Survival.  The Company and Executive hereby agree that certain provisions of this Agreement, including, but not limited to, Sections 8, 9, 10, 11 and 12, shall survive the expiration of the Employment Period in accordance with their terms.

(i)            Condition Precedent.  This Agreement shall be of no force and effect if the Merger (as defined in the Merger Agreement) does not become effective, and shall automatically expire if the Merger Agreement is terminated prior to the Commencement Date.

(j)            Further Assurances.  Each party hereto agrees with the other party hereto that it will cooperate with such other party and will execute and deliver, or cause to be executed and delivered, all such other instruments and documents, and will take such other actions, as such other party may reasonably request from time to time to effectuate the provisions and purposes of this Agreement.

(k)           Legal Review.  Executive hereby represents that Executive has had the opportunity to review this Agreement carefully and to consult with counsel prior to the execution of this Agreement and that Executive does fully understand all the terms of this Agreement.

(l)            Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  The parties hereto agree to accept a signed facsimile copy of this Agreement as a fully binding original.

(m)          Headings.  The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.

— Signature Page Follows —

IN WITNESS WHEREOF, the Company has duly executed this Agreement by their authorized representatives, and Executive has hereunto set his hand, in each case effective as of the date first above written.

INSIGHT COMMUNICATIONS COMPANY, INC.

By:
Name:
Title:

EXECUTIVE

MICHAEL S. WILLNER